May 17, 2006

Via U.S. Mail and Facsimile

Dr. Jugen Hambrecht
Chairman of the Board of Executive Directors
BASF Aktiengesellschaft
67056 Ludwigshafen, Germany


RE:		BASF Aktiengesellschaft
      Form 20-F for the fiscal year ended December 31, 2005
      Form 20-F for the fiscal year ended December 31, 2004
      Response letters dated May 13, 2005, November 25, 2005, and April 12, 2006
		File No. 1-15909


Dear Mr. Hambrecht:

      We have reviewed your response letters and have the following comment. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General -

We have reviewed your response letter dated April 12, 2006. In light of publicly reported information indicating that Iran has chemical weapons, we remain of the view that it would be appropriate for you to disclose in future filings that you sell to state-owned companies in Iran products that could be used as precursors for agents in chemical weapons. The disclosure should also discuss briefly the nature and extent of your other business with and in Iran.
Please
provide us with the text of your proposed disclosure.



      Please understand that we may have additional comments after we review your response to our comment. Please file your response letter on EDGAR.

      Please contact Jack Guggenheim at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.




								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Eckhard Muller
		President Finance Division
	BASF Aktiengesellschaft


	Pamela Long
		Assistant Director
		Division of Corporation Finance
Dr. Jurgen Hambrecht
BASF Aktiengesellschaft
May 17, 2006
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE